Exhibit 100.2

For Immediate Release

Press Contacts:
    Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
 ir@nice.com

NICE Actimize Cited for Holistic Surveillance Capabilities,
Unmatched Voice Analytics in TABB Group GRC “Data Tsunami” Analyst Report

Actimize Holistic Surveillance runs trading activity through advanced algorithms to determine suspicious activity

NEW YORK – June 30, 2015 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk and compliance software for the financial services industry, announced today that the company was positioned as a leading governance, risk and compliance vendor in the TABB Group 2015 Research Note, “The Data Tsunami: Combating the Overwhelming Supply of GRC Data.”

TABB Group, the research and strategic advisory firm focused exclusively on capital markets, says in its report, “NICE Actimize differentiates its offering through the depth and breadth of its Trade Surveillance coverage, combined with capabilities around Communications Surveillance (particularly voice analytics) that are unmatched by any other vendor in the industry.”

The Actimize Trade Surveillance suite and the NICE Communications Surveillance solution, are each available as standalone products or fully integrated as Holistic Surveillance. The Actimize Trade Surveillance suite covers the full spectrum of asset classes, including cross-market and cross-product surveillance, and it is delivered on top of an enterprise-scale case management platform that is designed for global needs. The NICE Communications Surveillance solution allows firms to use voice, email, instant message, and social media monitoring to provide a holistic view of all trade-related activity data to proactively meet regulation requirements, the report noted.

New technology tools are a key to the compliance puzzle and institutions cannot delay their investments in an integrated approach to data management and analytics, according to TABB. Deploying efficient data management architecture will provide consistent access to real-time, static, and historical data, ensuring users do not have to navigate and reconcile among various legacy systems that only deal with their respective versions of data, the report said.

“Analytics has become critical to effective data management strategies – analytics is no longer a nice-to-have tool, it’s a must-have tool,” said Shagun Bali, technology research analyst at TABB Group and author of the report. “Governance, risk and compliance (GRC) is a large domain for the growing needs of our financial services clientele.”

“High-profile lapses in regulatory compliance have reinforced the need to get compliance initiatives right. Consequently, many of these initiatives have moved from relative obscurity within the back office to center stage in the front office,” said Joe Friscia, President, NICE Actimize. "NICE Actimize remains committed to providing holistic surveillance and compliance solutions that grow with institutions’ ever-changing needs, and which integrate the use of voice, email, instant message, and social media monitoring to provide a holistic view of all trade-related activity.”

The Actimize Trade Surveillance suite is a compliance offering designed to monitor the full trade life cycle. It can monitor trade-related communications, analyze relevant news events, and run trading activity through advanced algorithms to determine suspicious activity.

The Actimize Trade Surveillance suite monitors trading activity across business lines and products including equities, fixed income, forex, futures, commodities, and derivatives markets. The solutions offer multi-dimensional coverage of global regulations including Dodd Frank, European Securities and Markets Authority (ESMA), European Market Abuse Directive (MAD II), and the Codes of Conduct regarding Benchmark Manipulation (UK FCA, US CFTC).

TABB Group
TABB Group is a financial markets research and strategic advisory firm focused exclusively on capital markets. Founded in 2003 and based on the methodology of first-person knowledge, TABB Group analyzes and quantifies the investing value chain from the fiduciary, investment manager, broker, exchange, and custodian. Our goal is to help senior business leaders gain a truer understanding of financial market issues and trends so they can grow their businesses. The press regularly cites TABB Group members, and members routinely speak at industry conferences and gatherings. For more information about TABB Group, go to www.tabbgroup.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at http://www.niceactimize.com

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real-time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE’s solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.